Leerink Swann LLC

One Federal Street, 37th Floor

Boston, MA 02110

January 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	KaloBios Pharmaceuticals, Inc.
Registration Statement on Form S-1 (File No. 333-184299)
Request for Acceleration of Effective Date

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, as the Representative of the several underwriters (the “Representative”), hereby join in the request of KaloBios Pharmaceuticals, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-184299) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective on January 30, 2013, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. We, as the Representative of the underwriters, confirm that the underwriters are aware of their obligations under the Securities Act.

Pursuant to Rule 460 promulgated under the Securities Act, we wish to advise you that we have distributed approximately 1,268 copies of the preliminary prospectus issued January 15, 2013 through the date hereof, as follows: 250 to prospective underwriters; 840 to institutional investors and 178 to others.

We, as the Representative of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature Page Follows]

Very truly yours,

LEERINK SWANN LLC As Representative of the several Underwriters

By:	LEERINK SWANN LLC

By	/s/ Bryan Giraudo
Name: Bryan Giraudo
Title: Managing Director

[Signature Page to Acceleration Request Letter]